

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

Via Email
Davidi Jonas, CEO
Straight Path Communications Inc.
520 Broad Street
Newark, New Jersey 07102

> **Re: Straight Path Communications Inc.**
> **Amendment No. 2 to Form 10-12(G)**
> **Filed June 26, 2013**
> **File No. 000-54951**

Dear Mr. Jonas:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

1.   We note your response to comment eight and your disclosure that amounts due to the law firm that provides legal services to Straight Path IP with respect to the enforcement of its patents are recorded as selling, general and administrative expenses. To the extent that Straight Path IP's litigation settlements are classified as revenue, it appears that related legal expenses should be separately classified as a direct cost of revenues. Please revise or advise us.

Davidi Jonas, CEO
Straight Path Communications Inc.
July 2, 2013
Page 2

You may contact Kenya Gumbs at 202-551-3373 or Dean Suehiro at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri at 202-551-3310 or Paul Fischer at 202-551-3415 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Email
        Dov T. Schwell, Esq.
        Schwell Wimpfheimer & Associates LLP